Exhibit ²

Management²¹7;s Discussion and Analysis

Management²¹7;s Discussion and Analysis (MD&A) of the fiscal ²003 financial results focuses on the core businesses of CAE Inc. (CAE), Civil Simulation and Training (²²0;Civil²²¹;), Military Simulation and Training (²²0;Military²²¹;) and Marine Controls (²²0;Marine²²¹;). The growing size of Marine, which was grouped with Military in the prior year and reported as Military Simulation and Marine Controls, is now reported separately as a business segment. The MD&A, which includes a review of the operations of each segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the audited financial statements contained on pages 53 to 97. All dollars amounts referred to herein are Canadian dollars unless otherwise specified.

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions which CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed herein - see the Business Risk and Uncertainties section of this MD&A for additional information.

Summary of Consolidated Results
Continuing Operations
Earnings
Consolidated earnings from continuing operations for the year were $¹3¹.0 million, or 60 cents per share compared to $¹48.4 million or 68 cents per share reported last year. The decrease in earnings from continuing operations is attributable to lower operating margins for the Civil segment, which was partially offset by the growth in Marine and significantly higher margins in Military. The lower margin in Civil is attributable in large part to the weak demand for full flight simulator (FFS) equipment and the accounting impact from sale and leaseback financing whereby the rental payments (including the interest component) under operating leases are included in determining operating margins. The growth in Marine represents organic growth of its naval control business with increasing contributions from the Company²¹7;s activities on the United Kingdom (UK) Astute Class Submarine Training Service and the Royal Malaysian Navy Patrol Vessels programs combined with a full year contribution from commercial activities at CAE Valmarine. Military continued the positive trend of year over year margin improvement, as operating margins reached ¹7% this year compared to ¹4% in fiscal ²00², through a combination of productivity and cost containment initiatives.

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Operating margins overall for the year were ²0% compared to ²¹% last year. The lower operating margins for Civil combined with a change in the business mix, more Military and Marine and less Civil, contributed to the decline.

Other factors also impacted the earnings from continuing operations in fiscal ²003. Beginning this fiscal year, the amortization period for Civil simulation equipment located in its various training centres was changed from ²0 years to ²5 years. This change, which is a better approximation of the useful life of the simulators, is consistent with industry practices and with some of the long-term financing arrangements completed to date for such assets. The change in the estimated useful life reduced amortization expense by approximately $3.7 million on a year-to-year basis. This year CAE also changed the estimated return on assets for its defined benefit pension plan to 6.5% from 9%. The result of this change increased this year²¹7;s pension expense by $5.4 million as compared to fiscal ²00². Lastly, CAE absorbed the cost of proposed and subsequently withdrawn cross border equity and senior convertible notes offerings totalling $3.6 million.

Interest expense for the year at $30.4 million compared to $²².7 million last year. The higher interest expense is due primarily to the higher debt throughout the year resulting from the strategic investments made at various points of time during fiscal ²00² and from higher capital expenditures this year to expand CAE²¹7;s Civil flight training centres.

Revenue
Consolidated revenue for fiscal ²003, at $¹.¹3 billion, was slightly higher than the amount reported for the prior year. Revenue for Marine of $¹67.6 million represented a 40% increase over fiscal ²00². The growth stems from the strong order book including the long-term training contract for the UK Astute submarines. Military revenue was down 3% from last year resulting from delays on various contract awards. Civil revenue declined by 5%, as significant growth in revenue from training services, representing close to 50% of Civil²¹7;s revenue, was more than offset by the decline in the sale of equipment and related services.

Discontinued Operations
For the year CAE reported a loss from discontinued operations of $¹3.8 million compared to a gain of $¹.¹ million in fiscal ²00². The majority of the amount relates to post-closing adjustments from the divestiture of the Pulp and Paper division of the Forestry Systems Group and the sale of CAE Ransohoff and CAE Ultrasonics, which both occurred in the fourth quarter of fiscal ²00².

The balance of the loss is based on the divestitures of the remaining Cleaning Technologies and Forestry Systems businesses. The biggest factor is the expected lower proceeds from the sale of the remaining Forestry assets as the performance of the business has been affected by the weaker market for its capital equipment. During the year CAE completed the sale of its UK Cleaning Technologies operations (June ²8, ²00²) and the sale of the sawmill business (August ¹6, ²00²) within its Forestry Group. Subsequent to year end, CAE completed the sale of its remaining Forestry Systems business, CAE Machinery, of Vancouver, British Columbia and the sale of its German cleaning operations. The Company is also in exclusive negotiations to sell the remaining Cleaning Technologies business, Alpheus, in Rancho Cucamonga, California. This transaction is expected to be completed during the first quarter of fiscal ²004.

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Net Earnings
Consolidated net earnings were $¹¹7.² million or $0.53 per share in fiscal ²003 compared with consolidated net earnings of $¹49.5 million or $0.69 per share in fiscal ²00².

Cash Flow
CAE²¹7;s cash, restricted cash and short-term investments decreased by a combined $9¹.6 million to $34.¹ million and long-term debt decreased by $¹¹5.¹ million to $8¹¹.4 million of which $¹3.4 million is repayable over the next ¹² months. Cash flow from continuing operations amounted to $¹4².4 million compared with $¹73.¹ million in the prior year. The decrease results from lower earnings and an increase in non-cash working capital. CAE incurred capital expenditures of $²38.9 million, mainly to support the expansion of the Civil training network. CAE²¹7;s installed base of FFS delivering training grew by 50% in the year from 59 simulators to 89. The other significant expenditures included $²0 million for the construction of the UK Astute Class Submarine training centre for the Marine business. CAE²¹7;s most cost-effective means of financing its growth in Civil is through long-term sale and leaseback financing. In fiscal ²003, CAE raised $¹²7 million through the sale and leaseback of seven simulators. As at March 3¹, ²003, ²7 of its installed base of 89 simulators are financed through these means. See the Sale and Leaseback Transactions section of this MD&A for additional information.

Backlog
Order backlog as at March 3¹, ²003, was $².3 billion, compared with $².7 billion as at March 3¹, ²00². The decline stems from the change in business mix in Civil to more training and less sales of equipment. The weak market reduced Civil equipment orders this year and the majority of its training revenue is from short-term contracts which are not included in backlog. Long-term military contracts included in backlog include the Medium Support Helicopter program for the UK government for $638.¹ million, which has ¹5 years remaining under contract, and for Marine, the UK Astute training contract valued at $370 million for which CAE is in the second year of a 30-year program.

Review of Operations
Civil Simulation and Training
CAE²¹7;s Civil Simulation and Training business segment is a world leader in the design and production of commercial flight simulators and visual systems as well as the supply of integrated aviation training solutions. As at March 3¹, ²003, CAE has an installed base of 89 FFS (59 FFS as at March 3¹, ²00²) at ²0 locations globally, making it the second largest independent training company in the world in each segment - business aircraft, regional jets and wide-bodied aircraft. CAE also remains the worldwide leader in competed FFS sales.

Financial Results

(amounts in millions of dollars)		²003	²00²	²00¹	²000	¹999
Revenue		$5¹7.²	545.²	48¹.5	480.²	35².8
Operating earnings	$	¹¹6.²	¹5¹.8	¹¹5.8	8².9	54.4
Operating margins	%	²².5	²7.8	²4.0	¹7.3	¹5.4
Backlog		$4¹8.0	64¹.²	649.5	5²7.8	48².7
Capital expenditures	$	²07.6	²¹6.7	7².9	¹¹.7	²3.²

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Revenue for the year reached $5¹7.² million, 5% below the amount reported last year. Significant growth was achieved in revenue from training, reflecting the benefits of acquisitions made in fiscal ²00² - Schreiner in August ²00¹ and SimuFlite in December ²00¹ - and the 50% increase throughout the year of the installed base of FFS. The growth in training however, was more than offset by the decline in equipment and support services activities. CAE received ¹¹ of ¹7 competed FFS orders in fiscal ²003 compared to ²² of ²6 competed FFS orders in fiscal ²00². The lower sales reflect the current state of the commercial aviation equipment market, which has been affected dramatically by world events beginning with the terrorist attacks in September ²00¹, followed by the more recent events of the war in Iraq and the SARS epidemic. For fiscal ²003, approximately one-half of Civil²¹7;s revenue was from training compared to one-quarter in the prior year.

Operating earnings for the year amounted to $¹¹6.² million, ²².5% of revenue, compared with $¹5¹.8 million, ²7.8% of revenue for fiscal ²00². The lower results and operating margins result from the weaker demand for FFS sales, the accounting effect of sale and leaseback financing whereby the annual lease payments include an element of interest, and the lower overall utilization rate for the installed base of simulators for training due to the significant number of new simulators added during the year.

Backlog was $4¹8.0 million as at March 3¹, ²003. The lower backlog level, compared to prior periods, reflects the fact that much of the training activities are not covered by long-term contracts, and thus have no associated backlog amount.

Capital expenditures of $²07.6 million were down slightly from last year. The majority of the expenditures were in connection with the expansion of Civil²¹7;s global training network.

Operational Highlights
During the first half of the fiscal year, CAE²¹7;s strategy to expand and grow through pilot training gained significant momentum as the installed base of FFS climbed by 50% to 89 compared with 59. New centres opening in fiscal ²003 included: Denver, with Frontier Airlines and Air Wisconsin as anchor tenants with long-term contracts; Phoenix, with Mesa Airlines as an anchor tenant signing a ¹0-year training contract; Dubai, where CAE and United Emirates have teamed to offer training in the Middle East; and Zhuhai, China, in a joint venture with China Southern Airlines. CAE also added simulators at two centres in Dallas, as well as in Toronto, Rome and Spain. Most notably at CAE SimuFlite in Dallas, which is dedicated to the business aircraft market and is the world²¹7;s largest independent training centre, the installed base was increased to ²6 FFS, which will soon grow to ²8 (from ²² in fiscal ²00²) increasing its addressable market from 55% to over 80%.

CAE²¹6;s growth in training is supported by investments in the next generation technology for FFS: CAE SIM XXI͐²;, a new modular design to produce a high quality simulator at a lower cost; CAE Tropos͐²;, a new scalable PC-based image generator to improve the realism of the visual system at a lower cost; and CAE Simfinity͐²; products, high-fidelity simulation-based software allowing for advanced training on procedure trainers in groundschool and over the Web. This was supported by a recent contract award from Airbus to acquire ²0 CAE Simfinity͐²; Maintenance Flight Training Devices which will be integrated in the Airbus aviation training centres. This award came shortly after CAE received its first CAE Simfinity͐²; Level 4 FAA certification on a Flight Training Device for a CRJ²00 for Atlantic Coast Airlines. Air Canada Jazz is also adopting CAE Simfinity͐²;in their pilot training curriculum.

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CAE²¹7;s strategy to grow its training businesses is further supported by a ten-year cooperation agreement with Airbus. Under the agreement, CAE will provide equipment, facilities and advanced training technologies while Airbus will provide its courseware and training expertise. The result will be a worldwide global network of training centres combining the North American Miami Airbus facilities with those of CAE. This will allow Airbus customers and operators to benefit from top-quality training at more convenient locations offering a whole range of integrated training solutions.

In addition to the launch of the new training centres with key anchor tenants, CAE was successful in obtaining significant long-term training contracts from Jet Blue Airways, the US Air Force Air Education and Training Centre, South African Express and Spannair.

Of the ¹¹ FFS ordered this year, first time customers included South African Airways for an A3²0, two A3²0s for China Eastern, an A3²0 to Air France as well as the first ever Embraer ¹70 FFS for GE Capital Aviation Training. CAE also captured 9 of ¹7 competed visual systems. Of the visual systems awarded, seven will feature CAE²¹7;s new image generator, CAE Tropos͐²;.

Outlook
CAE expects significant growth in its Civil training business, having increased its installed base by 50% during fiscal ²003 from 59 FFS to 89 FFS. Revenue from training in fiscal ²003 represented approximately 50% of Civil²¹7;s total revenue. Today CAE is the only integrated provider of the complete training solution including the most sophisticated FFS, lower level training devices, courseware and curriculum, and Web-based training solutions.

CAE expects to maintain its commanding leadership position for competed sales of civil simulation and visual systems due to its focus on customer relationships, its commitment to innovation and technology, product quality, reliability and efficiency, and its continuing efforts to shorten delivery cycles through process improvements. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through operational improvements and research and development (R&D) programs.

The biggest challenge facing CAE is the market uncertainty. The events of September ¹¹, ²00¹, the war in Iraq and now SARS have had an extremely negative impact on commercial airlines, on aircraft manufacturers and, by extension, on CAE, which to some degree is dependent on the health and success of those industries. The sale of equipment has been impacted the most as customers delay delivery of new aircraft and thus simulators. Equipment orders in ²003 were one-half of what they were in fiscal ²00² which was already well below the prior year. We expect the total equipment sales in fiscal ²004 to be similar to fiscal ²003.

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Military Simulation and Training
CAE²¹7;s Military business segment is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training is developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European weapon systems. Having made sales to over 30 countries globally, CAE has established an extensive customer base as well.

Financial Results

(amounts in millions of dollars)		²003	²00²	²00¹	²000	¹999
Revenue		$445.7	46¹.8	3²9.3	309.6	²9¹.9
Operating earnings		$73.6	65.6	¹8.8	².²	¹3.3
Operating margins	%	¹6.5	¹4.²	5.7	0.7	4.6
Backlog	$	¹,²35.3	¹,378.3	97¹.9	¹,048.4	¹,¹64.6
Capital expenditures	$	¹².¹	¹4.¹	¹.8	9.6	34.8

Revenue of $445.7 million for the year was 3% below last year. The decline resulted from delays in the awarding of several programs in which CAE anticipated participating. Despite the decline in revenue, operating earnings rose ¹²% to $73.6 million. These exceptional results stemmed from better program execution particularly towards the later stages of contract completion. An improved discipline on bid to delivery introduced two years ago and further integration of the Tampa operations acquired at the beginning of fiscal ²00² also contributed to improved margins. CAE reduced the costs to complete certain programs from the initial estimates made at the time of the Tampa acquisition by approximately $¹².0 million, which favourably impacted margins this year.

Backlog, at $¹.² billion, is lower than last year due to program award delays, and reflects new orders this year of $²84.6 million. Close to half of the backlog is comprised of long-term contracts to provide training for the UK Ministry of Defence (MoD) under the Medium Support Helicopter program and for the design and manufacture of visual systems for the Eurofighter ²000.

Operational Highlights
Program execution was stellar, leading to the highest operating margins ever recorded for Military. However, the pace of new orders was impacted by geopolitical events leading to several delays on major programs in which CAE anticipates participating. Earlier in the year, the Company and Boeing teamed to bid jointly on the Flight School XXI program. This program for the US Army is to develop, maintain, operate, upgrade and support virtual flight simulation training at the Army Aviation Training Center in Fort Rucker, Alabama. Flight School XXI is expected to support the Army²¹7;s transformation efforts with an objective to increase aviator experience in their war fighting aircraft prior to their first combat assignment. The decision on the program has been delayed, however, a request for proposal was issued in June ²003 and selection of the successful bidder is expected in the fall of ²003.

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During the year, the Company was selected on a number of programs including a contract to design and manufacture two Super Lynx 300 helicopter mission simulators for the Royal Air Force of Oman, and a contract to build a CP-¹40 Aurora flight deck simulator and to perform an upgrade on a CP-¹40 cockpit procedures trainer for the Canadian Forces. Military sustained its leading position in the design and manufacture of simulation equipment for the C-¹30 Hercules. This was endorsed by receiving contracts valued at more than $30 million, under a long-term agreement with Lockheed Martin, to provide additional C-¹30J training devices and to provide training support for the US Air Force.

CAE has also continued to expand its training services with contracts in Germany to maintain and support a number of simulators on NATO bases and in the US at various Air Force bases.

Outlook
The military simulation and training market is driven by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through continued operational improvements and R&D programs.

Growth will be dependent on the Company²¹7;s success in bidding on major programs  Flight School XXI (multi-year program potentially valued in excess of $885 million), the Canadian CF-¹8 Advanced Distributed Combat Training System ($²00 million), UK Armoured Vehicles Training Services (AVTS) program ($¹.5 billion over 30 years) and involvement with the NH90 helicopter program in Europe.

In addition to these major programs, Military will continue to expand its training services business, as evidenced by its signature of a $70 million, ¹0-year agreement to provide flight training support services for all three armed services of the Australian Defence Force and to capitalize on the increase in defence and security spending, particularly in the US.

Marine Controls
CAE²¹7;s Marine Controls business segment is a world leader in the supply of automation and controls systems for the naval and commercial market having been selected for the provision of controls for more than ¹30 warships in ¹8 navies. The system monitors and controls the propulsion, electrical steering, ancillary, auxiliary and damage control machinery and systems. The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year UK Royal Navy Astute Class Submarine Training Service program awarded in fiscal ²00². The business also designs and manufactures power plant training simulators.

Financial Results

(amounts in millions of dollars)		²003	²00²	²00¹	²000	¹999
Revenue	$	¹67.6	¹¹9.5	80.6	75.3	63.8
Operating earnings		$3¹.8	²3.6	¹5.0	¹3.6	¹0.¹
Operating margins	%	¹9.0	¹9.7	¹8.6	¹8.¹	¹5.8
Backlog		$6²8.5	676.4	¹3¹.4	¹70.9	78.0
Capital expenditures	$	¹9.8	¹8.8	¹.6	0.5	¹0.9

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Fiscal ²003 was another year of significant growth with revenue reaching $¹67.6 million, a 40% improvement over last year. The growth resulted from the award of several significant naval contracts including both the control system and training program for the UK Astute Submarine and a solid contribution from the commercial business. Commensurate with the revenue growth, operating earnings climbed 35% to $3¹.8 million. Both the revenue and operating earnings of the Marine business have more than doubled in the last three years. Operating margins are down slightly due to the mix of contracts but additional productivity gains continue to be realized as the Company has expanded its operation in India to support its software development.

Backlog was $6²8.5 million as at March 3¹, ²003, as compared with $676.4 million at the end of fiscal ²00². Approximately 50% of the backlog is represented by the long-term training service contract for the Astute Submarine program.

Operational Highlights
One of the keys to the success of the business is the participation on multi-year ship programs, including additional ship orders resulting from the exercise of options, to increase production rates. Examples this year included CAE²¹6;s selection to provide control systems for an additional four new MEKO ¹00 patrol vessels for the Royal Malaysian Navy (contract value was $37 million which followed an initial contract for the first two ships of $²¹ million) and the selection earlier this year to provide a control system for a fourth KDX-II class destroyer for the South Korean Navy. Another benefit to being associated with a shipbuilding program is the opportunity to participate in upgrades. CAE was selected this year to provide display replacements and perform an obsolescence study to determine upgrade requirements under the Canadian Navy Life Extension program for the Canadian Patrol Frigates. CAE provided the control system for these Frigates almost ¹5 years ago.

The Marine business has also established long-term relationships with its customers, as well as shipbuilders. This led to a recent contract award to provide Integrated Monitoring and Control Systems for the German Navy²¹7;s new K¹30 Corvette program. This program award was shortly after the successful implementation of one of the world²¹7;s most advanced automation systems on the German Navy²¹7;s F-¹²4 Frigates. The contract value at $²3 million is for the first batch of five Corvettes in a planned total of ¹5 ships.

CAE also maintained its leading position in the supply of control systems for cruiseships, having been selected on all three new ship builds announced in the last ¹8 months. Since CAE²¹7;s entry into the commercial marine market in August ²00¹ with the acquisition of Valmarine, the business has been successful in strengthening its product offering through sharing of innovative technology. In addition, cross selling in the global markets has created new opportunities in the Naval markets leading to significant contracts with the Finnish, French and Hellenic navies. CAE²¹7;s power simulation group, representing about ¹0% of the Marine Controls business in fiscal ²003, has focused its efforts as well on the upgrade market. In recent months upgrade contracts were received from Southern California Edison and Romania. In addition, the business sold its first ever desktop trainer to Florida Power & Light.

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Outlook
With its significant installed base, the long-term training contract for the UK Astute Submarine and the possibilities of further options to build additional ships on several of its programs, the Marine business is well positioned to continue its growth in both the Naval and Commercial markets. CAE is still waiting the final outcome with respect to the building of two 50,000-ton aircraft carriers for the UK Navy. CAE is partnered with the team led by Thales CVF. In January ²003 it was announced that the two competing teams (BAE Systems leads the other team) had formed an alliance for the delivery of the two ships using the Thales design. The impact of this decision on CAE is not yet clear.

Liquidity and Capital Resources
The Company²¹7;s financing needs are met through internally generated cash flow, available funds under credit facilities and direct access to capital markets for additional long-term capital resources. The Company considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit CAE and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount is $87².8 million of which 5²% ($45¹.9 million) was utilized at the end of the year. This amount includes $5¹.4 million owing under a revolving credit facility maturing in June ²003. The Company is in full compliance with all bank covenants at the end of the year and has the ability to draw under non-committed operating lines in various currencies for up to $89.0 million, of which $4¹.3 million was drawn as at March 3¹, ²003.

As at March 3¹, ²003, CAE had long-term debt totalling $8¹¹.4 million. This compares to long-term debt of $9²6.5 million in the prior year. At March 3¹, ²003, the short-term portion of the long-term debt was $¹3.4 million compared to $37.5 million last year. CAE accounts for its credit facility maturing in June ²003 as long-term debt, together with the other maturing credit facilities in fiscal ²007, as it has sufficient availability under these facilities to retire the outstanding borrowings maturing in June ²003.

CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at March 3¹, ²003, CAE had $¹0².9 million Canadian equivalent in forward contracts. The total unrealized gain as of March 3¹, ²003, is $3.0 million. These would be equally offset by future losses of foreign denominated cash flows over the balance of the contracts.

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CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt. In order to benefit from a favourable interest rate environment the mix of fixed rate versus floating rate debt was 38%-6²% respectively as at March 3¹, ²003. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate term debt totalling $¹²3.6 million, which if marked to market at that date would result in a loss of $¹0.3 million. CAE deals only with sound counterparties in executing any of its derivative financial instruments.

In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $¹95.¹ million compared to $¹88.¹ million at the end of fiscal year ²00².

As at March 3¹, ²003, CAE had approximately US$¹33.9 million of accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from US operations. CAE also has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $74.0 million.

Sale and Leaseback Transactions
A key element of CAE²¹7;s finance strategy to support the investment in its Civil training business is the sale and leaseback of certain of the FFS installed in the Company²¹7;s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e. the FFS is installed and is available to customers for training). Prior to completing a sale and leaseback transaction, CAE records the cost to manufacture the FFS as a capital expenditure which is included as a fixed asset on the Company²¹7;s balance sheet. On the execution of a sale and leaseback transaction CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE²¹7;s cost to manufacture, approximately the margin CAE would record if it had a competed FFS sale to a third party, is recorded under long-term liabilities and recognized into earnings as applicable. This amount, after deducting the guaranteed residual value where appropriate, is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense. At the end of the term of the sale and leaseback transaction the guaranteed residual value will be taken into income should no reduction occur in the value of the underlying simulator.

The following is a summary of the existing sale and leaseback transactions for simulators currently in service in Civil²¹7;s training locations, accounted for as operating leases on the Company²¹7;s financial statements, completed as at March 3¹, ²003:

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	Fiscal Year	Number of Sims	Lease Obligation	Initial Term (Years)	Imputed Interest Rate	Deferred Gain	Residual Value Guarantee
SimuFlite	²00²/03	6	$ 93.4	¹²	5.6%	².7	-
Toronto Training Centre	²00²	²	58.9	²¹	6.4%	¹7.7	9.²
Air Canada
Training Centre	²000	²	45.5	²0	7.6%	¹5.7	8.3
Denver/Dallas
Training Centres	²003	5	¹¹8.8	²0	5.0%	34.4	-
Amsterdam
Training Centre	²00²	3	50.8	8	6.4%/9.8%	-	-
China Southern JV¹	²003	5	57.3	¹5	3.0%	-	-
Others	-	4	36.4	¹0	3.4%²/7.3%	5.¹	5.¹
²7			$ 46¹.¹	75.6			²².6
Annual Sale and Leaseback Lease
Payments (FY04)		$ 40.6
¹ Joint venture in which CAE has a 49% participation level. ² Floating Rate Basis.

Future minimum lease payments for such arrangements, amounting to approximately $46¹.¹ million as at March 3¹, ²003, are included in note ¹9 ²²¹;Operating Lease Commitments²²¹; to the consolidated financial statements.

Non-recourse Project Financing
During ¹997, the Company arranged project financing for the Medium Support Helicopter (MSH) program it entered into with to the UK Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Plc (Aircrew). The capital value of the assets required to be supplied by Aircrew is in excess of $²00 million. The entity that owns the assets operated by the training centre is CVS Leasing Ltd. (in which CAE has a ¹4% interest). CAE manufactured and sold the simulators to CVS Leasing Ltd., and CVS Leasing Ltd. then leased this equipment to Aircrew for the full term of the MSH contract. As Aircrew is majority-controlled by CAE, its financial statements are consolidated in the Company²¹7;s results. Future minimum lease payments associated with the simulators leased to Aircrew amount to approximately $²50 million as at March 3¹, ²003, and are included in the amount disclosed in note ¹9 ²²0;Operating Lease Commitments²²¹; to the consolidated financial statements.

Under the new accounting pronouncements regarding variable interest entities in the US and Canada there is no change to the accounting for this project financing.

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Critical Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of the contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period reported. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated periodically and form the basis for making judgements regarding the carrying values of assets and liabilities and the reported amount of revenue and expenses. Actual results may differ from these estimates under different assumptions.

CAE²¹7;s critical accounting policies are those that it believes are the most important in determining its financial condition and results, and require significant subjective judgement by management. A summary of the Company²¹7;s significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the consolidated financial statements.

Revenue Recognition
CAE generates a significant portion of its revenue from long-term contracts in all of its three business segments. With the focus of the business on training, the number and amount of long-term contracts is down considerably from the prior year. The payment terms under CAE²¹7;s Civil equipment FFS contracts are spread over the build cycle of ¹4 to ¹6 months. The cost of a FFS is very predictable particularly for repeat or common simulator types such as an A3²0 or B737. No revenue is recorded for FFSs built for CAE²¹7;s own training centres. The cost is reflected as a capital expenditure. Revenue derived from training is recorded when the training event occurs.

For Military, full flight mission simulators are more complex and the time to design and manufacture is at least two years. There are fewer repeat orders and the level of non-recurring cost in each simulator could be significant, making the predictability of total costs more difficult when compared to a Civil FFS.

Marine contracts are also longer term in nature, usually multi-year, as the majority of the contracts are for real-time control systems requiring installation during the shipbuilding period. Most naval contracts involve supply of control systems for multiple ships of the same design with non-recurring effort for software engineering for first of class ship. The repeat ships are largely hardware with little software.

Revenue from long-term contracts is recognized using the percentage-ofcompletion method, where revenue, earnings and unbilled accounts receivable are recorded as related costs are incurred, on the basis of percentage costs incurred to date on a contract, relative to the estimated total costs. Significant judgement is involved in estimating the total costs to complete a project. Revisions in cost and earnings estimates during the term of the contract are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Generally, the terms of long-term contracts provide for progress billing based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience.

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Credit risk also exists but is considered minimal because CAE²¹7;s customers are primarily established companies with publicly available credit ratings, or government agencies. Before accepting an order, CAE makes a credit evaluation in order to properly assess the credit risk. When CAE identifies a collection risk, a provision for doubtful accounts is recorded.

Valuation of Intangible Assets and Goodwill
CAE accounts for its business combinations under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires that CAE identify and attribute values and estimated lives to the intangible assets acquired. CAE may engage experts to assist it in these matters, however, these determinations involve considerable judgement. They often involve the use of significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives. These determinations will affect the amount of amortization expense to be recognized in future periods.

Effective April ¹, ²00², CAE adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 306², Goodwill and Other Intangible Assets. This section requires that goodwill and intangible assets with indefinite useful lives not be amortized. Other intangible assets are amortized over their estimated useful lives. Their fair value is to be assessed annually and, if necessary, written down for any impairment. Goodwill represents the cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired. Goodwill for acquisitions made prior to fiscal ²00² was amortized up to March 3¹, ²00¹, using the straight-line method over 40 years.

Deferred Development Costs
Where CAE intends to produce or market a product under development that is clearly defined, has identifiable costs, is technically feasible, and has a clearly defined market or use, and CAE expects to have the financial resources to complete the project, the costs associated with the project are deferred to the extent their recovery through future sales or use of the product is reasonably assured. This requires CAE to make judgements about the likelihood of recovery of the costs. If CAE determines that recovery of the costs through future sales or use is no longer likely, any deferred costs not likely to be recovered are charged against earnings in the period. Once the project is complete, CAE amortizes the deferred costs by reference to sales or use of the product over a period not exceeding five years.

Pre-operating Costs
The Company defers expenditures incurred during the pre-operating period for all new training centres. Expenditures directly related to placing a new training centre into commercial service are incremental in nature and are considered by managementto be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred costs is taken over 5 to ²0 years based on the expected period and pattern of benefit of the deferred expenditures.

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New Accounting Standards
During the period covered by its financial statements, CAE implemented certain changes to its accounting policies in order to conform to CICA accounting standards.

Business Combinations, Goodwill and Other Intangible Assets
On April ¹, ²00¹, the Company adopted the new recommendations of the CICA Section ¹58¹, Business Combinations and Section 306², Goodwill and Other Intangible Assets. Accordingly, all business acquisitions performed during the fiscal year were accounted for using the purchase method. In addition, CAE ceased amortizing goodwill from April ¹, ²00¹, as it adopted the goodwill impairment model introduced by the new accounting rules. Goodwill amortization amounted to $5.¹ million for the year ended March 3¹, ²00¹. In addition, no write-down of goodwill arose from the application of the impairment model upon adoption of these new recommendations.

Foreign Currency Translation
Effective April ¹, ²00², the Company adopted retroactively the new recommendations of the CICA Section ¹650, Foreign Currency Translation. Under the provisions of Section ¹650 the Company no longer amortizes the exchange gains or losses arising on the translation of long-term foreign currency debt. Exchange gains or losses arising on translation are included in earnings as incurred. At March 3¹, ²00², the unamortized exchange loss relating to the existing long-term foreign currency denominated items amounted to $6.4 million net of income taxes of $².8 million. Consequently, prior years²¹7; financial statements have been restated through a charge to fiscal ²00² opening retained earnings of $5.3 million, net of taxes of $².3 million (²00¹ - $3.3 million, net of taxes of $¹.3 million).

Stock-Based Compensation
Effective April ¹, ²00², CAE adopted the new recommendations of CICA Section 3870, Stock-based Compensation and Other Stock-based Payments. The standard encourages but does not require that the fair value method of valuing stock options be used for transactions with employees. The Company has not changed the method previously used to account for stock options granted to employees, but is providing the required pro forma disclosures on the impact of the fair value method, which produces estimated compensation charges. For the fiscal year beginning on April ¹, ²003, the Company will commence expensing its stock-based compensation using the fair value method.

Disclosure of Guarantees
As at March 3¹, ²003, the Company has adopted the CICA Accounting Guideline, Disclosure of Guarantees, which requires that each guarantor disclose information about each guarantee even when the likelihood of the guarantor having to make payment under the guarantee is slight.

Business Risks and Uncertainties
CAE operates in different industry segments that involve various risk factors and uncertainties, which are carefully considered in the Company²¹7;s management policies.

CAE²¹7;s success in civil aviation, military and marine markets depends fundamentally on the reliability of its products, the quality of its services and its ability to adapt, in a timely manner, to changing customer needs and industry standards. The Company operates in different industry segments and global markets that involve various risk factors and uncertainties, including worldwide economic and political trends and developments.

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CAE operates in the civil simulation equipment and training services markets, both of which are heavily dependent on demand for air transportation and the financial condition of commercial airlines. The recent trend of major airline bankruptcies in Europe, the US, Canada and other CAE markets poses risks to CAE as an customers. Demand for simulation equipment tends to follow the trend established in the commercial airline industry, particularly the delivery of new aircraft. The utilization of CAE²¹7;s installed base of simulators in its training network depends on the extent to which simulated aircraft types match the configuration of in-use aircraft.

CAE must comply with rules imposed by regulatory authorities that may change without notice, resulting in potential disruptions to sales and operations. The sale or license of virtually all of CAE²¹7;s products is subject to various regulatory controls that change with some frequency.

CAE²¹7;s Military and Marine businesses depend heavily on government programs and contracts that ultimately reflect the level of government expenditures directed towards national defence budgets (particularly capital equipment programs), the priority of various programs within defence budgets and in certain instances, the maintenance of government programs supporting research and development. Programs may be only partially funded pending future appropriations and may contain provisions permitting termination at the government²¹7;s convenience, in whole or in part, without prior notice, upon payment of limited compensation. Government-funded military programs are also heavily regulated, with certain government purchasing regulations limiting the range of reimbursable costs in fixed-price contracts, including most financing costs and the amortization of various intangible assets.

CAE operates in intensely competitive markets. Some of its competitors, particularly in military markets, possess substantially greater resources, well-established relationships with various procuring organizations and a greater in-country presence that may give them an advantage in winning contracts.

CAE²¹7;s often lengthy and unpredictable sales cycle could result in volatility in our operating results. The Company must invest significant amounts of time and resources educating and informing potential customers about the benefits of products and services (particularly government agencies with lengthy internal budgeting approval and competitive evaluation processes), with no guarantee of compensatory revenue.

CAE²¹7;s business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, obligations under fixed-price and long-term supply contracts could subject the Company to contract losses in excess of provisions.

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CAE²¹7;s ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers. In addition, approximately 70% of the backlog is comprised of long-term military contracts that may be terminated unilaterally by the contracting government agency.

CAE²¹7;s ability to protect its intellectual property is limited; and unauthorized parties may be able to use CAE²¹7;s technology or products in ways that weaken CAE²¹7;s competitive position. Reliance on the intellectual property of others, including data concerning the functions, design and performance characteristics of a product or system in the process of being simulated, could prevent or delay performance. Future litigation related to the defence of CAE²¹7;s intellectual property rights or involving infringement claims brought against CAE or a customer could be lengthy and costly, with no assurance of success.

CAE is subject to the risks of doing business in foreign countries, including: changes to laws and regulations in host countries; the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impeding the free flow of goods, information and capital; the difficulties of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. Fluctuations in the value of the Canadian dollar relative to foreign currencies could result in currency exchange gains and losses. Current hedging activities may not be successful.

Covenants in CAE²¹7;s debt agreements as well as the level of debt could restrict CAE²¹7;s ability to finance its future operations or capital needs or to engage in other business activities that may be of interest. In addition, an inability to meet financial covenants regarding compliance with specified ratios and tests could cause the repayment of debt to be accelerated.

CAE may be subject to significant liabilities imposed by new environmental laws and regulations or contractual indemnities; product liability and warranty claims; or liabilities arising out of accidents or disasters involving aircraft, marine vessels or power plants for which CAE has provided training products or services or control systems. CAE cannot be certain that existing insurance coverage will be sufficient to cover one or more substantial claims.

Some of CAE²¹7;s ¹3 collective bargaining agreements are subject to renewal in fiscal ²004. Unsuccessful negotiations could result in work stoppages and other labour disturbances that could have a material adverse effect on the business.

CAE²¹7;s continued success will depend in part on the ability to retain and attract key personnel with the relevant skills, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

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